Exhibit 1

IncrediMail to Present at the 2009 RBC Capital Markets Technology, Media and
Communications Conference

TEL AVIV, ISRAEL – May 26, 2009 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today announced that Jeff Holzmann, president of IncrediMail New York, will present at the 2009 RBC Capital Markets Technology, Media and Communications Conference in San Francisco.

Mr. Holzmann will provide an overview of the business and financial highlights at 9:30 a.m. PDT / 12:30 p.m. EDT on Wednesday, June 10, 2009. The event will be available via live, listen only webcast. To access the live event, visit the Company’s website at www.incredimail-corp.com and click on the ‘Conferences & Webcasts’ tab under the Investor Relations heading. The presentation will be archived for up to 30 days following the conference.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com